Exhibit (a)(1)(ix)

Stock Option Exchange Program Reminder and Update

Dear Domino’s Pizza Stock Option Holder:

This email is to remind you that you have 23 days left to make your election and to inform you of certain modifications to the terms of the Stock Option Exchange Program. While the key elements of the Exchange Program remain the same, the offer expiration time was moved up by three hours, so it will now expire at 9:00 a.m., Eastern Time, on May 4, 2009. If you haven’t already done so, this means that you must submit your election or withdrawal before 9:00 a.m., Eastern Time, on May 4, 2009. We also moved up the date by one business day on which the new strike price and number of shares for the Replacement Option grants will be set. That new date will now be the close of trading on the New York Stock Exchange on May 1, 2009; the prior date was May 4, 2009.

Once the new strike price is determined, we will inform you by e-mail of that new price and the number of shares underlying Replacement Options for each group of Eligible Options. This information will also be available on the Offer Website (https://dominosequitybenefits.com) promptly after the close of the trading day on May 1, 2009. We strongly urge you to review and consider this information prior to finalizing your decision regarding your participation in the Exchange Program.

If you have already elected to exchange your eligible options, no further action is necessary to participate in the Exchange Offer. If you have not already made an election, you may do so by (i) submitting your election via the Offer Website, (ii) returning a paper election form via regular mail allowing enough time for delivery, (iii) returning a paper election form via facsimile to 1-866-886-3242, or (iv) sending an email with a scanned paper election form as an attachment to optionexchange@dominos.com. To change or withdraw your election, please utilize one of these same means. All elections and withdrawals must be received before 9:00 a.m., Eastern Time, on May 4, 2009.

The revised Offering Memorandum has been posted to the Offer Website and a copy is attached to this e-mail. Please carefully review all of the documents relating to the Exchange Program.

If you have any questions about the Exchange Program or wish to obtain a paper election form, please email optionexchange@dominos.com or call Meghan Vesey at 734-930-3989 or Joseph Abraham at 734-930-3571.